May 14, 2010

Via Facsimile

Mr. Paul Cline
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

RE:  Home Federal Bancorp, Inc. Comment Letter dated April 28, 2010

Dear Mr. Cline:

In order to adequately address the comments in your letter dated April 28, 2010, Home Federal Bancorp, Inc., requests an additional 5 business days to respond to your inquiry. We will provide our responses by the close of business on Friday May 21, 2010.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (208) 468-5156 or by email at enadeau@myhomefed.com.

Sincerely,

/s/Eric S. Nadeau

Eric S. Nadeau
Executive Vice President
Chief Financial Officer
Home Federal Bancorp, Inc.

cc:           Rebekah Blakeley Moore, Staff Accountant